November 1, 2018

Ryan Perfit
Chief Financial Officer
Fluent, Inc.
33 Whitehall Street, 15th Floor
New York, NY 10004

       Re: Fluent, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 14, 2018
           Form 10-Q for the Fiscal Quarter Ended June 30, 2018
           Filed August 8, 2018
           File No. 001-37893

Dear Mr. Perfit:

        We have reviewed your October 22, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 24, 2018 letter.

Form 10-Q for the Period Ended June 30, 2018

10. Segment Information, page 20

1. We note your disclosure that, subsequent to the spin-off of red violet, you have only one reportable segment. On page F-17 of your Form 10-K for the year ended December 31,
       2017, you previously disclosed that you had two operating segments. Please tell us and revise your future filings to clarify if you continue to have two operating segments that you have now aggregated into a single reportable segment. Please refer to ASC 280-10-
       50-21(a). Please also revise your critical accounting policy disclosures on page 24 to
 Ryan Perfit
Fluent, Inc.
November 1, 2018
Page 2
         describe any changes in your definition of goodwill reporting units after the red violet spin-off and the reasons for those changes. Please refer to Item 303(b) of Regulation S-K and Section V of SEC Release 33-8350.
       You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Lisa Haynes
Etheredge, Staff Accountant, at (202) 551-3424 with any questions.



FirstName LastNameRyan Perfit                                Sincerely,
Comapany NameFluent, Inc.
                                                             Division of
Corporation Finance
November 1, 2018 Page 2                                      Office of
Telecommunications
FirstName LastName